APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Reel Big Flix LLC.
Balance Sheet - unaudited
2020

	Current Period	Prior Period
	1-Aug-20	1-Jul-20
ASSETS		
Current Assets:		
Cash	$ 980.00	$ 3,287.00
Petty Cash	-	-
Accounts Receivables	-	-
Inventory	-	-
Prepaid Expenses	-	-
Employee Advances	-	-
Temporary Investments	385.00	4,346.00
Total Current Assets	1,365.00	7,633.00
Fixed Assets:		
Land	-	-
Buildings	-	-
Furniture and Equipment	-	-
Computer Equipment	400.00	-
Vehicles	-	8,500.00
Less: Accumulated Depreciation	-	-
Total Fixed Assets	400.00	8,500.00
Other Assets:		
Trademarks	-	-
Patents	-	-
Security Deposits	-	-
Other Assets	-	-
Total Other Assets	-	-
TOTAL ASSETS	$ 1,765.00	$ 16,133.00
LIABILITIES		
Current Liabilities:		
Accounts Payable	$ -	$ -
Business Credit Cards	1,300.00	-
Sales Tax Payable	-	-
Payroll Liabilities	-	-
Other Liabilities	-	-

Current Portion of Long-Term Debt		-	-
Total Current Liabilities		1,300.00	-
Long-Term Liabilities:			
Notes Payable		-	-
Mortgage Payable		-	-
Less: Current portion of Long-term debt		-	-
Total Long-Term Liabilities		-	-
EQUITY			
Capital Stock/Partner's Equity		-	-
Opening Retained Earnings		-	-
Dividends Paid/Owner's Draw		-	-
Net Income (Loss)		-	-
Total Equity		-	-
TOTAL LIABILITIES & EQUITY	$	1,300.00	$ -
Balance Sheet Check		465.00	16,133.00

I, Alec Cameron Ferguson, certify that:

1. The financial statements of Reel Big Flix included in this Form are true and complete in all material respects; and
2. The tax return information of Reel Big Flix has not been included in this Form as Reel Big Flix was formed on 05/28/2020 and has not filed a tax return to date.

Signature   *Alec Cameron Fergus*

Name: Alec Cameron Ferguson

Title: Owner